

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 11, 2008

<u>**Via U.S. Mail and Fax (713) 706-6351**</u>
Mr. Scott Duncan
Chief Financial Officer
Pangea Petroleum Corporation
9801 Westheimer, Suite 302
Houston, TX 77042

>   **Re: Pangea Petroleum Corporation**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 10, 2007**
>   **File No. 0-30503**
>
>   **Form 10-QSB for the period ended September 30, 2007**
>   **Filed November 14, 2007**

Dear Mr. Duncan:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

>   Sincerely,
>
>   /s/ Chris White
>
>   Chris White
>   Branch Chief Accountant